UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant's name into English)

c/o MM Future Technology Limited
Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Departure of Certain Officer and Director

On March 6, 2024, Shufang Lai submitted a letter of resignation to the Board of Directors (the “Board”) of MMTEC, Inc. (the “Company”) resigning from his position as the chair of the Audit Committee, member of the Compensation Committee, member of the Nominating Committee, and member of the Board of Directors effective upon acceptance by the Board. Mr. Lai’s resignation was not a result of any disagreements with the Company, the Company’s management, the Board, or any committee of the Board on any matter related to the operations, policies, or practices of the Company.

The Board accepted the resignation of Mr. Lai from the foregoing positions on March 6, 2024.

Appointment of Certain Officer and Director

On March 6, 2024, the Board on the advice of the Nominating Committee appointed Xiaofei Ren as a director to fill the vacancy left by Mr. Lai’s resignation, and selected her to serve as chair of the Audit Committee and as a member of the Compensation Committee and the Nominating Committee. Ms. Ren accepted the foregoing appointments and shall hold the foregoing positions until her successor is duly appointed and qualified or until her earlier resignation or removal.

The biographical information of Ms. Ren is set forth below.

Xiaofei Ren, a certified public accountant, presently serves as the Chief Risk Control Officer with Beijing Jinke Hightech Innovation Ventures, a China company, a position she has held since September 2019. Prior to her employment with Beijing Jinke Hightech Innovation Ventures, from May 2013 to August 2019, Ms. Ren was a Partner at Beijing Zhongyong Zhonghe Certified Public Accountants. Ms. Ren is currently pursuing her Executive Master of Business Administration degree at Renmin University of China. She holds a Masters in Economics from Central University of Finance and Economics, a Bachelor of Laws from Zhenzhou University, and a degree in Accounting from Henan University of Economics and Law.

The Company will reimburse Ms. Ren for all reasonable out-of-pocket expenses incurred in connection with attending any in-person meetings of the Company.

There is no arrangement or understanding between Ms. Ren and any other person pursuant to which Ms. Ren was appointed as a director. In addition, there are no family relationships between Ms. Ren and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer. Ms. Ren has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong
Chief Financial Officer

Date: March 14, 2024

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